ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Agreement”) made and entered into this 19th day of September, 2008, by and among BB and T Corporation, a federally-insured deposit organization located at Columbia, South Carolina (hereinafter referred to as “Escrow Agent”) and East Coast Ethanol, LLC, a Delaware limited liability company (hereinafter referred to as “Escrower”).

WITNESSETH:

WHEREAS, Escrower proposes to engage in an offering of its Membership Units (hereinafter the “Units”) in an offering registered with the Securities and Exchange Commission and in the states of North Carolina, South Carolina, Florida, Georgia, Virginia, Maryland and New York and possibly offered in other states and foreign jurisdictions pursuant to securities registration exemptions and under the provisions of the Securities Act of 1933, as amended (hereinafter the “Offering”) in order to raise money for the construction and operation of four ethanol plants;

WHEREAS, Escrower desires to comply with the requirements of federal and state securities laws and regulations, and desires to protect the investors in the Offering by having all money raised as part of said capital funds campaign held by an Escrow Agent until the Minimum Escrow Deposit (hereinafter defined) is deposited with the Escrow Agent; and

WHEREAS, Escrow Agent has agreed to hold all funds for Escrower pursuant to the terms of this Agreement.

NOW THEREFORE, in consideration of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Establishment of Escrow Account. An escrow account (hereinafter the “Escrow Account”) is hereby established with the Escrow Agent for the benefit of the investors in the Offering. Except as specifically provided in this Agreement, the Escrow Account shall be created and maintained subject to the customary rules and regulations of the Escrow Agent pertaining to such accounts.

2. Ownership of Escrow Account. Until such time as the funds deposited in the Escrow Account (hereinafter the “Deposited Funds”) shall equal the Minimum Escrow Deposit (as hereinafter defined), all funds deposited in the Escrow Account by Escrower shall not become the property of Escrower or be subject to the debts of Escrower or any other person but shall be held by the Escrow Agent solely for the benefit of investors who have purchased Units in the Offering.

3. Deposit of Proceeds. Upon execution of this Agreement, Escrower, or its placement agents, shall deliver to the Escrow Agent escrow funds to be held by Escrow Agent pursuant to the terms of this Agreement. The delivery of escrow funds from the Escrower to the Escrow Agent shall be accompanied by corresponding information regarding the name, address, social security number or taxpayer identification number and date of birth (for natural persons) of each person or entity purchasing Units, the number of Units purchased, and the amount paid by each such purchaser. Escrower shall also provide for each subscriber IRS Form W-9 or IRS Form W-8BEN, as may be applicable. Escrower shall transmit such information electronically in a format acceptable to Escrow Agent. As the proceeds of each sale are deposited with the Escrow Agent, Escrower shall reserve the number of Units confirmed to the purchaser thereof in connection with such sale. Escrower may make additional deposits of escrow funds into escrow at any time at Escrower’s discretion. All such deposited proceeds are referred to herein as the “Escrow Funds”. The Escrow Agent shall reserve the right to reject any funds for escrow deposit if, in the opinion of the Escrow Agent, the acceptance of such funds would cause a violation of the U.S. Patriot Act, Bank Secrecy Act, FSA Money Laundering Directives or OFAC Regulations. Any funds to be deposited via wire transfer shall not be wired for deposit until Escrow Agent confirms its ability to accept said funds for escrow deposit. In connection with any rejection of said funds for escrow deposit, the Escrow Agent shall provide reasonable evidence of such potential violation to the Escrower including, without limitation, documentation of the procedures and processes used by the Escrow Agent and the facts upon which Escrow Agent relied in making its determination to reject such funds for escrow deposit.

4. Investment of Escrow Account. The Escrow Funds shall be credited by the Escrow Agent and recorded in the Escrow Account. The Escrow Agent is hereby authorized to deposit, transfer, hold and invest all funds received under this Agreement, including principal and interest, in those investments directed in writing by Escrower. Escrow Agent is hereby authorized to invest Escrow Funds in the Goldman Sachs Financial Square Treasury Obligations Fund # 469 (the “TOF”) for temporary investment without written direction until such time as the money is to be paid out according to the terms of this Agreement. Any interest received by the Escrow Agent with respect to the Escrow Funds shall be paid to Escrower, or the investors, as indicated elsewhere in this Agreement.

5. Limitation of Liability and Indemnification of Escrow Agent. The Escrow Agent shall not be obligated to disburse the Escrow Funds except as provided herein. Without limiting the generality of the foregoing, should any party claim that it is entitled to receive all of any part of the Escrow Funds, then Escrow Agent shall not be obligated to disburse the Escrow Funds to the party claiming the same without the prior written consent of the Escrower. In performing any of its duties with respect to the Escrow Account, the Escrow Agent shall not be liable for any loss, costs, or damages which it may incur as a result of serving as escrow agent hereunder, except for any loss, costs, or damages arising out of its willful default or gross negligence. Escrower agrees to indemnify and hold harmless the Escrow Agent from and against any and all losses, claims, damages, liabilities and expenses, including without limitation, reasonable costs of investigation and attorney’s fees and disbursements, which may be imposed upon or incurred by the Escrow Agent in connection with the performance of its obligations under this Agreement. In the event of any dispute between the parties to this Agreement, in the sole discretion of Escrow Agent to justify its doing so, the Escrow Agent shall be entitled to tender into the registry or custody of any court of competent jurisdiction all money or property in its hands held under the terms of this Agreement, together with such legal pleadings as it deems appropriate, and thereupon the Escrow Agent shall be discharged from any further obligation under this Agreement.

6. Termination of Escrow. This Agreement and the Escrow created hereunder shall be terminated as provided in paragraph 7 hereof or as of the date in calendar year 2009 (the “Termination Date”), which is one year and one day following the date in calendar year 2008 upon which the Securities and Exchange Commission declares the Offering effective (the “Offering Effective Date”). Escrower shall notify Escrow Agent of the Offering’s Effective Date within thirty (30) days of the receipt of notice of the Offering’s Effective Date from the Securities and Exchange Commission.

7. Disposition of Escrow Funds. The Escrow Agent shall have the following duties and obligations under this Agreement:

a. The Escrow Agent shall give the Escrower prompt written notice when the Deposited Funds equal $25,365,000 (exclusive of interest). Any time following receipt of such notice and prior to the first day of the 11th month following the effective date of the Escrower’s registration statement, the Escrower will advise the purchasers of Units to remit to the Escrow Agent the balance of the purchase price within twenty (20) days. Thereafter, Escrow Agent shall give the Escrower written notice acknowledging the receipt of the Deposited Funds every seven days. The Escrow Agent shall give the Escrower prompt written notice when the Deposited Funds total $253,650,000 (exclusive of interest).

b. At the time (and in the event) that: (i) the Deposited Funds shall, during the term of this Agreement, equal $253,650,000 in subscription proceeds (exclusive of interest) (the “Minimum Escrow Deposit”); (ii) the Escrow Agent shall have received written confirmation from the Escrower that the Escrower has obtained a written debt financing commitment for debt financing ranging from a minimum of approximately $269,875,000 to a maximum of approximately $608,050,000; (iii) the Escrower has affirmatively elected in writing to terminate this Agreement; and (iv) the Escrow Agent shall have provided to each state securities department in which the Escrower has registered its securities for sale, as communicated to the Escrow Agent by the Escrower, an affidavit stating that the foregoing requirements (i), (ii) and (iii) of this subsection 7b have been satisfied, then this Agreement shall terminate, and the Escrow Agent shall promptly disburse the funds on deposit, including interest, to the Escrower to be used in accordance with the provisions set out in the Registration Statement. The Escrower will deliver a copy of the Registration Statement to the Escrow Agent upon execution of this Agreement. The Escrow Agent will have no responsibility to examine the Registration Statement with regard to the Escrow Account or otherwise and the Registration Statement shall contain a provision to such effect. Upon the making of such disbursement, the Escrow Agent shall be completely discharged and released of any and all further responsibilities hereunder.

c. In the event the Deposited Funds do not equal or exceed the Minimum Escrow Deposit on or before the Termination Date or if the Escrower has not received a written debt financing commitment as described herein on or before the Termination Date, the Escrow Agent shall return to each of the purchasers of the Units in the Offering, as promptly as possible after such Termination Date and on the basis of its records pertaining to the Escrow Account: (i) the sum which each purchaser initially paid in on account of purchases of the Units in the Offering and (ii) each purchaser’s portion of the total interest earned on the Escrow Account as of the Termination Date. Computation of any purchaser’s share of the interest earned will be a weighted average based on the proportion of such purchaser’s deposit in the Escrow Account from the Offering to all such purchasers’ deposits held by the Escrow Agent and upon the length of time in days such deposit was held in the Escrow Account as compared to all such deposits. All computations with respect to each purchaser’s allocable share of net interest shall be made by the Escrow Agent, which determinations shall be final and conclusive. Any amount paid or payable to a purchaser pursuant to this paragraph shall be deemed to be the property of such purchaser, free and clear of any and all claims of the Escrower or its agents or creditors; and the respective purchases of the Units made and entered into in the Offering shall thereupon be deemed, ipso facto, to be cancelled without any further liability of the purchasers or any of them to pay for the Units purchased. At such time as the Escrow Agent shall have made all the payments called for in this paragraph, the Escrow Agent shall be completely discharged and released of any and all further responsibilities hereunder, and the Units reserved (as provided in paragraph 3) shall be released from such reservation, except that Escrow Agent shall be required to prepare and issue a single IRS Form 1099 to each investor in the event that funds are returned to investors.

8. Fees. Escrower agrees to pay the Escrow Agent the fees specified in the Escrow Agent’s fee schedule attached hereto as Exhibit A, in the manner set forth therein, unless otherwise agreed to by the parties in writing. Escrower shall be solely responsible for the payment of such fees and the Escrow Agent shall not seek payment of the fees from investors or apply any principal deposited by investors in the Escrow Account or any interest accrued thereon against such fees.

9. Miscellaneous Provisions:

a. Notice. All notices, requests, demands, tenders and other communications required or permitted hereunder shall be made in writing and shall be deemed to be duly given if delivered in person or mailed certified mail, return receipt requested, to the addresses set forth herein. Either party hereto may change the address to which notices, requests, demands, tenders and other communications to such party shall be delivered or mailed by giving notice to the other party hereto in the manner herein provided.

If to Escrow Agent:

BB and T Corporation
Attn: Robert Metcalfe
1901 Assembly Street
Columbia, SC 29201
Fax: (803) 251-1777

If to Escrower:

East Coast Ethanol, LLC
1907 Thurmond Mall,
Post Office Box 2226,
Columbia, SC 29202
Attention: John F. Long
Fax: (803) 799-5658
Phone: (803) 748-8151

with a required copy to:

Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, P.L.C.
666 Grand Avenue, Suite 2000
Des Moines, IA 50309
Attention: Valerie D. Bandstra
Fax: (515) 323-8559
Phone: (515) 242-2459

b. Waiver. Any term or condition of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, but such waiver shall only be effective if evidenced by a writing signed by such party. A waiver on one occasion shall not be deemed to be a waiver of the same or any other breach on another occasion.

c. Survival of Representations. All statements and agreements contained herein shall be deemed representation, warranties, covenants and agreements made by the respective parties to this Agreement and shall survive the consummation of the transactions contemplated herein and the passing of title to any property.

d. Amendments. This Agreement may be amended or modified only by a writing signed by both of the parties hereto.

e. Successors and Assigns. No party hereto shall assign this Agreement or any rights or obligation hereunder without the prior written consent of the other parties hereto. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

f. Governing Law. The validity and effect of this Agreement shall be governed, construed and enforced under the laws of the State of South Carolina.

g. Entire Agreement. This Agreement contains all of the terms agreed upon by the parties with respect to the subject matter hereof and there are not representations or understandings between the parties except as provided herein.

h. Section Headings. Section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

i. Time. Time shall be of the essence in this Agreement.

j. Invalid Provision to Affect No Other. If fulfillment of any provision hereof or in any other agreement of even date or entered into in connection herewith or any transaction related thereto, at the time performance of such provisions shall be due, shall involve transcending that limit of validity presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity; and if any clause or provision herein of therein contained operates or would prospectively operate to invalidate this agreement, or any other agreement of even date herewith entered into in connection herewith, in whole or in part, then such clause or provision only shall be held for naught, as though not herein or therein contained, and the remainder of this Agreement or such other agreements shall remain operative and in full force and effect.

k. Counterpart. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

l. Construction of Agreement. No provision of this Agreement shall be construed against or interpreted to the disadvantage of any party hereto or thereto by any court or other governmental or judicial authority by reason of such party having or being deemed to have structured or dictated such provision.

IN WITNESS WHEREOF, the undersigned have executed this Agreement the day and year first above written.

ESCROWER:		ESCROW AGENT:

EAST COAST ETHANOL, LLC		BB & T

By:	/s/ Randy D. Hudson	By:	/s/ Geoff Gilley
Randy Hudson

Title:	Chief Executive Officer	Title:	Vice President

Notary Public:		Notary Public: _______________________________

Sworn to and subscribed before me this 19th day of September, 2008.		Sworn to and subscribed before me this 19th day of September, 2008

/s/ Felicia A. Register		/s/ Dvonne McNealy
My Commission Expires March 27, 2011

EXHIBIT A

FEE SCHEDULE

1. One-Time Fee: Each calendar quarter during which this Escrow Agreement is in effect, Escrow Agent shall notify Escrower of the number of subscribers for such calendar quarter and Escrower shall pay to the Escrow Agent a one-time fee of $50 per subscriber (“One-Time Fee”). The One-Time Fee shall be payable upon Escrower’s receipt of notice of the number of subscribers from Escrow Agent. The One-Time Fee shall be paid to Escrow Agent regardless of whether the Escrow Funds are eventually released to Escrower or are returned to investors. The One-Time Fee shall be payable solely by the Escrower and shall not be deducted from interest accrued while the Escrow Funds were invested by the Escrow Agent in the TOF.

2. Operating Expense Fee: Escrow Agent shall receive an annual fee in the amount of 25 basis points multiplied by the amount of Escrow Funds invested in the TOF (“Operating Expense Fee”). The Operating Expense Fee represents a portion of the fee typically charged by the TOF for management of the Escrow Funds invested in the TOF. If disbursement of the Escrow Funds as contemplated by Section 7(b) hereof occurs before Escrow Agent receives $100,000 in Operating Expense Fees, Escrower shall pay the Escrow Agent an amount equal to the difference between $100,000 and the Operating Expense Fee earned until such time. In the event the Escrow Funds are returned to investors as contemplated by Section 7(c) hereof (“Termination Event”), Escrow Agent shall retain the Operating Expense Fee it has earned until such time and shall only receive the One-Time Fee from the Escrower. Upon occurrence of the Termination Event, all fees payable to the Escrow Agent according to this Exhibit A shall be payable solely by the Escrower and shall not be deducted from interest accrued while the Escrow Funds were invested by the Escrow Agent in the TOF.